Cytomedix, Inc.

209 Perry Parkway, Suite 7

Gaithersburg, MD 20877

July 15, 2013

Mr. Russell Mancuso

Branch Chief

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cytomedix, Inc. Registration Statement on Form S-1 (File No. 333-183703)
(the “Registration Statement)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Cytomedix, Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement be accelerated and that such Registration Statement become effective at 4:00 P.M., Washington, D.C. time, on July 17, 2013, or as soon thereafter as practicable.

Furthermore, the Company represents to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Cytomedix, Inc.

/s/ Steven A. Shallcross
By:	Steven A. Shallcross
Chief Financial Officer